CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated June 27, 2003 in the matter of File No. 70-10117.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On July 22, 2003, the issuance by the Company of $60,000,000 aggregate principal amount of its Series G 4.35% Senior Notes due July 15, 2013 (the "Series G Notes"), pursuant to the Seventh Supplemental Indenture dated as of July 22, 2003, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan
Bank), as Trustee (the "Indenture"), and the issuance by the Company of $60,000,000 aggregate principal amount of its Series H 5.25% Senior Notes due July 15, 2033 (the "Series H Notes"), pursuant to the Eighth Supplemental Indenture dated as of July 22, 2003, supplementing the Indenture, were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Prospectus supplement with respect to the Series G
                    Notes, dated July 14, 2003. (Filed electronically July 16, 2003, in File Nos. 333-104449, 333-104449-01 and
                    333-104449-02.)

       Exhibit B -- Prospectus supplement with respect to the Series H
                    Notes, dated July 10, 2003. (Filed electronically July 14, 2003, in File Nos. 333-104449, 333-104449-01 and
                    333-104449-02.)

       Exhibit C -- Underwriting Agreement with respect to the Series G
                    Notes dated July 14, 2003. (Designated in Form 8-K dated July 10, 2003 as Exhibit 1.1.)

       Exhibit D -- Underwriting Agreement with respect to the Series H
                    Notes dated July 10, 2003. (Designated in Form 8-K dated July 10, 2003 as Exhibit 1.2.)

       Exhibit E -- Seventh Supplemental Indenture to the Indenture
                    dated as of July 22, 2003 providing for the issuance of the Series G Notes. (Designated in Form 8-K dated July 10, 2003, as Exhibit 4.1.)


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       Exhibit F -- Eighth Supplemental Indenture to the Indenture dated as of July 22, 2003 providing for the issuance of the Series H Notes. (Designated in Form 8-K dated July 10, 2003, as
                    Exhibit 4.2.)

       Exhibit G -- Opinion of Beggs & Lane, a Registered Limited
                    Liability Partnership, dated July 30, 2003.



Dated:   July 30, 2003                               GULF POWER COMPANY



                                                   By /s/Wayne Boston
                                                        Wayne Boston
                                                   Assistant Secretary